Exhibit 99.1

Ad hoc announcement pursuant to Article 53 LR

Opfikon, Switzerland, 10 November 2026 – 07:00 CET

Q3 2026: Continued customer growth, further improvements in operational efficiency, 2026 guidance confirmed

•

Continued customer momentum delivers net additions of +19,000 mobile postpaid subscriptions¹ and a stable Internet² customer base in Q3 2026, despite seasonally lower market activity and implemented price increases.

•

Moderate revenue decline in Q3 2026 (-1.2% YoY). Continued cost and lease optimisations bolstered slightly lower Adjusted EBITDAaL[3] (-2.0% YoY). P&E Additions (CAPEX4) decreased (-17.0% YoY) owing to lower investment requirements and reached 12.0% of revenue. Adjusted EBITDAaL[3] less P&E Additions (CAPEX4) increased significantly as a result (+7.7% YoY).

•

Adjusted FCF[3,5] increased sharply (+71.3%) YoY in the first nine months of 2026, while the quarterly YoY comparison was negative due to earlier interest payments in 2025 and temporary net working capital outflows.

•

Net profit increased slightly compared with the prior-year quarter; net cash provided by operating activities decreased (-19.7%), and capital expenditure as reported in the cash flow statement[6] declined (-59.1%).

•	Full-year 2026 guidance[7] confirmed, including an expected dividend for the 2026 financial year of CHF 3.49 per Class A share and CHF 0.35 per Class B share in 2027[8].

•

Multi-year transformation of the operating model initiated to make Sunrise more efficient, more technology-driven and sustainably competitive, with the aim of achieving substantial cost savings over the medium term. The 2026 reorganisations deliver an initial contribution, with expected savings in operating and capital expenditure of around CHF 70 million on an annualised basis (run-rate savings) before reinvestment and social-plan costs. The full impact on Adjusted Free Cash Flow is expected from 2028.

•

PHOENIQS partnership implemented with a new, fully sovereign and exclusive Swiss AI offer for business customers. Launch of five as a high-quality, fully digital brand with a hyper-personalisable offering initiated. Strong results in the connect industry benchmark for customer service achieved.

Consolidated Q3 2026 results

(CHF million)	Q3 2025	Q3 2026	Change
Revenue	740.9	732.0	(1.2%)
Residential customers	519.1	508.1	(2.1%)
Business customers and wholesale	216.2	218.9	1.2%
Infrastructure and support functions	5.6	5.0	(10.7%)
Adjusted EBITDAaL[3]	270.1	264.8	(2.0%)
P&E Additions (CAPEX4)	(106.1)	(88.1)	(17.0%)
Adjusted EBITDAaL[3] less P&E Additions (CAPEX4)	164.0	176.7	7.7%
Adjusted FCF[3,5]	36.7	32.5	(11.4%)

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As shown in the financial report:
Net profit/(loss)	(4.4)	0.8	n.m.
Net cash provided by operating activities	292.1	234.5	(19.7%)
Capital expenditure as reported in the cash flow statement[6]	(95.0)	(38.9)	(59.1%)

Note: The key financial figures and growth rates are presented on a rebased IFRS basis. Alternative definitions of key performance indicators and reconciliations can be found in the appendix of this ad hoc announcement.

«Stronger customer loyalty through Sunrise Rewards is supporting our customer growth, while our Swiss AI for business customers and five as a new flanker brand drive new revenue potential. This helps us absorb revenue headwinds in the fixed-line business. At the same time, we’re continuing to improve our cost efficiency and target our investments carefully, thereby underpinning operating performance and cash flow. Based on the resulting performance in Q3 and the outlook for the fourth quarter, we confirm our 2026 guidance, including our targeted dividend growth of more than 2%», says André Krause, CEO of Sunrise.

Continued customer momentum

Sunrise recorded net additions of +19,000 mobile postpaid1 RGUs (revenue-generating units) in Q3 2026. Continued momentum in Flanker Brands and the business-customer segment was a key driver of this ongoing positive performance. The broadband Internet2 customer base remained stable supported by lower churn compared to the prior-year quarter. Seasonally lower market activity in Q3 2026 and the reaction to the price increases were in line with expectations.

The proportion of broadband customers also using a Sunrise mobile offering also continued to rise in Q3 2026. This fixed-mobile convergence rate (FMC9) increased by +2.5 percentage points to 61.5% as of 30 September 2026. As of 30 September 2026, Sunrise had approximately 3.19 million mobile, 1.29 million broadband Internet2 and 0.96 million enhanced TV RGUs.

Customer loyalty, product innovation and service quality drive positive trend

Sunrise Rewards continued to perform positively in Q3 2026, supporting customer loyalty for the main brand. The launch of the iPhone 18 Pro and the iPhone 18 Pro Max also further boosted sales of «Device as a Service» offerings, increasing uptake of the Smart Upgrade and Flex Upgrade options. The proportion of iPhones sold with Device as a Service offers consequently rose from 69% in the prior-year period to over 75% this year. The newly positioned premium product Iconic Bundle also proved popular, accounting for a double-digit % of iPhone sales. Sunrise also achieved strong results with its main brand in the connect industry benchmarks for customer service, further supporting its position in the premium segment.

In the business-customer segment, Sunrise began operational implementation of its partnership with PHOENIQS and launched the Sunrise Business AI Assistant, an exclusive, fully sovereign Swiss AI product for companies. Together with the Sunrise Business AI Assistant, and as the ideal basis for it, the new bundle offer SME SecureConnect was launched; it combines Internet, cloud telephony and integrated cybersecurity within a new plug & work solution.

With five, Sunrise also prepared the launch of an AI-native secondary brand at the upper end of the «Smart Shopper» segment (B segment) in Q3 2026. five offers a hyper-personalised digital customer experience. Customers create their own mobile subscription through an intuitive AI chat dialogue, with the price adjusting each month to their individual usage without exceeding the flat rate of CHF 25/month for communication needs within Switzerland. The powerful, fully sovereign Swiss AI assistant (provided by PHOENIQS) is always included.

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Transformation of the operating model initiated

Sunrise has begun the comprehensive realignment of its operating model announced in September. Through this multi-year transformation, Sunrise aims to make the company more focused, more efficient and more technology-driven. As part of the transformation programme, internal and external cost structures are being reviewed comprehensively, processes and responsibilities simplified and resources and investments targeted more closely towards customer experience and loyalty, the high-performance network and the reliability and quality of operational delivery. This is also intended to create greater scope for targeted reinvestment and strengthen the foundations for future growth.

The reorganisations in Q1 and Q4 2026 make an initial contribution towards the substantial cost savings targeted over the medium term. Sunrise expects these to deliver savings in operating and capital expenditure of around CHF 70 million on an annualised basis (run-rate savings) before social-plan costs. The savings will be used in part to offset existing headwinds and cost increases, and to enable targeted reinvestments. The full effect of the reorganisations on Adjusted Free Cash Flow is expected from 2028.

Q3 2026 financial results in line with expectations

Revenue decreased moderately by -1.2% YoY to CHF 732.0 million in Q3 2026. The revenue decline was therefore smaller than in the preceding quarter. The price increase implemented in August, higher device sales and growth in business and wholesale customers partially offset revenue pressure in the fixed-line business.

Continued improvements in operating costs and lease expenses supported operating performance. Adjusted EBITDAaL3 decreased slightly by -2.0% YoY to CHF 264.8 million in Q3 2026.

P&E Additions (CAPEX4) were reduced by -17.0% YoY to CHF 88.1 million in Q3 2026, representing 12.0% of revenue. Adjusted EBITDAaL3 less P&E Additions (CAPEX4) consequently increased by +7.7% YoY to CHF 176.7 million.

Adjusted Free Cash Flow (FCF3,5) amounted to CHF 32.5 million in Q3 2026 and was therefore broadly in line with the prior-year quarter. Earlier interest payments in 2025 and temporary working-capital outflows outweighed lower investment and tax expenses. In the first nine months, adjusted FCF3,5 increased by +71.3% YoY to CHF 125.9 million.

Sunrise achieved a net profit of CHF 0.8 million in Q3 2026, compared with a net loss of CHF 4.4 million in the prior-year quarter. Net cash provided by operating activities amounted to CHF 234.5 million (-19.7% YoY), while capital expenditure as reported in the cash flow statement6 decreased by -59.1% YoY to CHF 38.9 million.

Consolidated nine-month 2026 results

(CHF million)	9M 2025	9M 2026	Change
Revenue	2,194.6	2,167.7	(1.2%)
Residential customers	1,560.7	1,520.8	(2.6%)
Business customers and wholesale	625.0	637.4	2.0%
Infrastructure and support functions	8.9	9.5	6.7%
Adjusted EBITDAaL[3]	764.2	755.1	(1.2%)
P&E Additions (CAPEX4)	(365.6)	(323.3)	(11.6%)
Adjusted EBITDAaL[3] less P&E Additions (CAPEX4)	398.6	431.8	8.3%
Adjusted FCF[3,5]	73.5	125.9	71.3%
As shown in the financial report:
Net loss	(59.3)	(61.0)	(2.9%)
Net cash provided by operating activities	753.7	701.6	(6.9%)
Capital expenditure as reported in the cash flow statement[6]	(368.9)	(167.2)	(54.7%)

Note: The key financial figures and growth rates are presented on a rebased IFRS basis. Alternative definitions of key performance indicators and reconciliations can be found in the appendix of this ad hoc announcement.

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Debt repayment for 2026 completed, full-year 2026 guidance confirmed

In early November, Sunrise completed its approximately CHF 110 million FY2026 debt repayment in line with its capital allocation policy, thereby removing all remaining 2029 maturities and further strengthening its maturity profile. With a weighted average cost of debt of 2.8%10,11, no maturities before 203111 and the debt stack substantially economically hedged against floating interest rates and currency changes12, Sunrise maintains a well-protected financing structure.

Based on the results for Q3 and the first nine months of 2026, and on expectations for the fourth quarter, Sunrise confirms its financial guidance for the 2026 financial year in full as follows:

•	Revenue: broadly stable

•	Adjusted EBITDAaL[3]: around CHF 1 billion

•	Capital expenditure (CAPEX4)/revenue: <15%

•	Adjusted FCF[3,5]: CHF 380–400 million

•	Expected dividend for the 2026 financial year[8]: CHF 3.49 per Class A share and CHF 0.35 per Class B share in 2027, in line with the targeted progressive dividend policy (>2% YoY).

The expected dividend for the 2026 financial year will be distributed exclusively from foreign capital contribution reserves and will therefore be treated as a repayment of qualifying additional paid-in capital for Swiss tax purposes. Accordingly, the expected dividend for the 2026 financial year will not be subject to Swiss withholding tax of 35%. For individuals resident in Switzerland who hold the shares as private assets, the dividend will generally also not be subject to Swiss income tax. Sunrise expects this tax treatment to continue to apply to dividends in the medium-term future.

Note: The key financial figures and growth rates are presented on a rebased IFRS basis. Alternative definitions of key performance indicators and reconciliations can be found in the appendix of this ad hoc announcement.

[1]	Net additions including residential customers and B2B.
[2]

Organic net adds of 0k in Q2 2025 and (7k) in Q3 2025, (2k) in Q4 2025, excluding the removal of (2k), (3k), (1k), as per factsheet disclosure. In Q2/Q3 the removals were part of the interbrand migrations, whereas the Q4 correction related to a technical clean-up of legacy ADSL lines identified in January 2026 with no underlying customers, billing or revenues. It was adjusted in Q4 2025 to maintain comparability of organic trends. The factsheet includes c.2k non-organic Internet net adds in Q2 2026 from the correction of missing Q4 2025 additions.

[3]

Quantitative reconciliations to net income/loss (including net income/loss growth rates) and to cash flow from operating activities for the Adjusted EBITDA, Adjusted EBITDAaL and Adjusted FCF forecasts cannot be provided without undue effort, as neither (i) certain non-cash expenses and income, including components of non-operating income/expenses, depreciation and amortisation, and impairment losses, restructuring and other operating items included in net income/loss from continuing operations, nor (ii) specific changes in working capital affecting cash flow from operating activities, are forecast. The items that Sunrise does not forecast may vary significantly from period to period, subject to unforeseen events.

[4]	Excludes additions related to finance lease expenses, ice-hockey rights and M&A activity.
[5]

In Q4 2024, Sunrise reached a settlement with the Canton Zurich tax authority regarding a tax audit for years 2019 to 2021 performed during 2024. The final settlement figure agreed covered fiscal years 2019 to 2024 and amounted to approximately CHF 60m. As a result, Sunrise has recognised significant prior-year taxes in the current period, which have been cash settled via amended returns on a cantonal basis largely during 2025, with diminishing phasing over the years 2026 and 2027. Adj. FCF excludes the tax-settlement-related charge and it is not included in the FY 2026 Guidance due to pre-funding of the tax settlement by Liberty Global.

[6]	Capital expenditure as part of the net outflow of cash for investing activities («Capital expenditure in cash flows from investing activities»).
[7]	IFRS, on an adjusted basis.
[8]	To be proposed by the Board of Directors of Sunrise upon achieving the financial guidance for the 2026 financial year and subject to approval by the Annual General Meeting.
[9]

Fixed-mobile convergence indicates the number of residential customers who have subscribed to both a fixed-line broadband Internet service and a postpaid mobile service, divided by the total number of customers who have subscribed to at least one fixed-line broadband Internet service.

[10]	Excluding Vendor Financing and commitment fees.
[11]	Relating to third-party debt obligations excluding vendor financing, accrued interest and principal settlements relating to cross-currency and other derivative instruments.
[12]	Until 2032.

The investor presentation is available on the Sunrise Investor Relations website. The live conference call and webcast for analysts and investors will start at 10:00 CET.

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Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations 0800 333 000 media@sunrise.net

ABOUT SUNRISE

Sunrise Communications AG («Sunrise»), with its strong number-two position, is the leading challenger in the Swiss telecoms market and is listed on the SIX Swiss Exchange (SUNN).

With the most comprehensive fixed-line access and a world-class mobile network, Sunrise offers the highest gigabit coverage in Switzerland, stands out through premium quality and is optimally positioned for growth. Leveraging its best-in-class, future-proof networks, Sunrise provides residential customers with high-quality mobile, fixed-line, broadband and TV services, and supports business customers from a one-stop shop with 360° communications and integrated ICT solutions for connectivity, security and IoT, thereby accelerating their digitalisation.

As of the end of September 2026, the Sunrise customer base included around 3.19 million mobile, 1.29 million broadband and 0.96 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise fosters a dynamic and international environment where every voice is heard, perspectives are shared and values are respected. Sunrise firmly believes that equal opportunities for a diverse workforce are critical to the company’s success. Around 2,850 employees (FTE) from roughly 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment – reflecting the diversity of our customers.

www.sunrise.ch

Forward-looking statements

This ad hoc announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including projected financial and operating data, such as Sunrise’s outlook for 2026, as well as expectations regarding 2026 guidance and dividend growth, subject to financial performance, legal and regulatory constraints, and Board and shareholder approvals, Sunrise’s financial position, operating results, business activities, market share, the network, service revenue, Adjusted EBITDAaL, investments, the expected generation of Adjusted Free Cash Flow, its timing and intended use, expectations regarding business volume with customers, Sunrise’s growth and other strategies, future growth prospects and anticipated measures to achieve growth, including the B2B strategy, Sunrise’s expectations, plans and opportunities, including, amongst other things, those relating to new product and service offerings, capital-expenditure levels and phasing, cost-optimisation initiatives, including anticipated headcount reductions, artificial intelligence-related products, services and partnerships, which remain subject to technological development and customer adoption and the associated expected timeframe and potential benefits thereof, expectations regarding net customer growth, ongoing operational-efficiency improvements, the macroeconomic environment, expectations and potential increases in future dividends, the costs and terms of Sunrise’s liabilities to third parties, as well as other information and statements that are not historical facts.

These forward-looking statements are based on current expectations, estimates and projections of factors affecting Sunrise’s future performance and are subject to significant risks and uncertainties, some of which are beyond Sunrise’s control. This could result in actual results differing materially from those expressed or implied by these statements. These risks and uncertainties include, among other things, the impact of decline in ARPU in Sunrise’s mobile and fixed networks on its business, revenues, earnings and cash flows if Sunrise fails to expand its subscriber base to offset ARPU declines, Sunrise’s substantial indebtedness and the potential effect on its ability to execute its business strategy, price erosion in the telecommunications industry, Sunrise’s dependence on its agreement with Swiss Towers AG for access to the majority of its mobile antenna sites and passive mobile infrastructure, and any unforeseen difficulties or costs arising therefrom. This also includes Sunrise’s ability to subsequently operate successfully as an independent listed company and to maintain relationships with key business partners, as well as other factors, such as detailed filings with the US Securities and Exchange Commission (SEC), including most recently the Form 20-F filed by Sunrise and related subsequent reports.

These forward-looking statements are valid only at the time of publication of this document. Statements regarding the future are based on expectations which, in Sunrise’s view, are founded on reasonable assumptions. However, there is no guarantee that these expectations will actually be realised. Even if expectations need to be adjusted due to new events, conditions or circumstances, Sunrise is under no obligation to update or revise these forward-looking statements. It should be noted that undue reliance should not be placed on forward-looking statements.

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Appendix to the ad hoc announcement pursuant to Article 53 LR

Non-IFRS Financial Measures

This ad hoc announcement includes financial measures that are not presented in accordance with International Financial Reporting Standards (IFRS), including Adjusted EBITDA, Adjusted EBITDAaL, Adjusted EBITDAaL less P&E Additions and Adjusted FCF. Sunrise believes that Adjusted EBITDA and Adjusted EBITDAaL are meaningful measures because they provide a transparent view of Sunrise’s recurring operating performance, which is unaffected by its capital structure, and allow management to (a) readily identify operating trends, (b) perform analytical comparisons and benchmarking between segments, and (c) identify strategies to improve operating performance. Sunrise also believes that Adjusted EBITDA and Adjusted EBITDAaL are useful to investors because they provide a basis for comparing Sunrise’s performance with that of other companies in the same or similar industries.

Reconciliation of non-IFRS financial measures

Net profit – Adjusted EBITDAaL (CHF million)	Q3 2025	Q3 2026	9M 2025	9M 2026
Net income (loss)	(4.4)	0.8	(59.3)	(61.0)
Income tax expense (income)	(1.6)	0.1	(13.6)	(13.5)
Share of losses (gains) of affiliates	(0.5)	(0.7)	(4.6)	(2.7)
Net financial expense (income)	52.4	39.4	161.3	162.4

Operating income (loss)	45.9	39.6	83.8	85.2
Depreciation and amortisation (non-lease-related)	223.4	222.1	679.6	653.9
Depreciation of right-of-use assets	32.4	28.6	97.4	90.5
Share-based compensation expense	15.9	8.0	39.4	22.4
Impairments, restructuring and other operating items	0.2	10.1	7.3	38.6

Adjusted EBITDA (as reported)	317.8	308.5	907.5	890.6
Lease-related expenses	(47.7)	(43.7)	(143.3)	(135.5)

Adjusted EBITDAaL (as reported)	270.1	264.8	764.2	755.1
Rebase adjustment: Pro forma transaction costs(1)	—	—	—	—

Adjusted EBITDAaL (rebased)	270.1	264.8	764.2	755.1

Net cash provided by operating activities – Adjusted FCF (CHF million)	Q3 2025	Q3 2026	9M 2025	9M 2026
Net cash provided by operating activities	292.1	234.5	753.7	701.6
Interest paid	(104.7)	(123.9)	(240.6)	(267.4)
Interest-related derivative receipts (payments)	39.2	42.2	44.6	72.9
Vendor financing additions	115.3	100.9	303.7	239.7
Capital expenditure	(95.0)	(38.9)	(368.9)	(167.2)
Principal payments on vendor financing	(170.6)	(153.1)	(344.8)	(372.8)
Payments of lease liabilities	(45.6)	(47.9)	(100.3)	(107.1)

Adjusted Free Cash Flow (as reported)	30.6	13.8	47.4	99.7
Rebase adjustment: Pro forma transaction costs(1)	—	—	—	—
Rebase adjustment: Tax audit(2)	6.1	18.7	26.1	26.2

Adjusted Free Cash Flow (rebased)	36.7	32.5	73.5	125.9

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Capital expenditure – P&E Additions (CAPEX) (CHF million)	Q3 2025	Q3 2026	9M 2025	9M 2026
Capital expenditure	95.0	38.9	368.9	167.2
Mergers and acquisitions (asset deals)	(2.8)	—	(5.8)	—
Recognition of sport-broadcasting rights	(218.7)	—	(218.7)	—
Assets acquired under vendor financing	16.4	67.0	48.3	187.1
Changes in current liabilities relating to capital expenditure (including related-party amounts)	216.2	(17.8)	172.9	(31.0)

P&E Additions (CAPEX)	106.1	88.1	365.6	323.3

(1)

Represents certain one-time Sunrise spin-off-related costs during 2024. The above adjustment reverses the effect of these one-time costs and normalises the effect of the incremental costs so as not to impact the underlying growth rates of the business for this non-organic impact.

(2)

In Q4 2024, Sunrise reached a settlement with the Canton Zurich tax authority regarding a tax audit for years 2019 to 2021 performed during 2024. The final settlement figure agreed covered fiscal years 2019 to 2024 and amounted to approximately CHF 60m. As a result, Sunrise has recognised significant prior-year taxes in the current period, which were largely cash settled via amended returns on a cantonal basis in 2025 and in diminishing amounts in 2026 and 2027.

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